10b5-1 SALE PLAN AGREEMENT

February 05, 2016

This letter agreement (this "Letter Agreement") confirms the terms and conditions under which Starboard Value LP and its affiliates (together, the "Seller") hereby establishes a plan (the "Plan") to sell shares of common stock, no par value (the "Securities"), of Darden Restaurants, Inc. (the "Issuer"), and under which J.P. Morgan Securities LLC ("JPMS") will act as its exclusive agent to execute the Plan.

1.   Appointment of JPMS. The Seller hereby appoints JPMS as its exclusive agent to sell Securities on behalf of the Seller pursuant to the Plan. It is the Seller's intention that such sales benefit from the affirmative defense provided by Rule 10b5-1 ("Rule 10b5-1") promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that the Plan and the transactions contemplated hereby comply with the requirements of paragraph (c)(1)(i)(B) of Rule 10b5-1. Accordingly, the Seller hereby agrees that the terms of this Letter Agreement and the Plan shall be interpreted to comply with the requirements of such paragraph (c)(1)(i)(B) and that it shall not take, nor permit any person or entity under its control to take, any action that could result in such sales not so complying with the requirements of such paragraph (c)(1)(i)(B).

2.   Term.

    (a)   JPMS is authorized to commence selling Securities on February 16th, 2016 (the "Start Date"), and this Letter Agreement and the Plan shall terminate upon the earliest of (the period from and including the Start Date to such termination, the "Plan Period"):

        (i)   December 31st, 2016;

        (ii)   the completion of all sales contemplated by the Plan;

        (iii)   subject to Section 10 below, the receipt by either party from the other of written notice of termination;

        (iv)   the existence of any legal or regulatory restriction that would prohibit any sale pursuant to the Plan;

        (v)   the public announcement of any merger, recapitalization, acquisition, tender or exchange offer, or similar business combination or reorganization resulting in the exchange or conversion of the Securities into shares of a company other than the Issuer, or of the conversion of the Securities into rights to receive fixed amounts of cash or into debt securities and/or preferred stock, or of the sale of all or substantially all of the assets of the Issuer on a consolidated basis to an unrelated person or entity; and

        (vi)   the failure of the Seller to comply with its agreements set forth in Section 6 hereof or the failure of any representation or warranty of the Seller set forth in Section 6 to have been true and correct in all material respects when made.

    (b)   If, as contemplated by paragraph (a)(iv) of this Section 2, at any time during the term of this Letter Agreement, any legal or regulatory restriction that is applicable to the Issuer, the Seller or the affiliates of the Issuer or the Seller would, to the knowledge of the Seller, prohibit any sale pursuant to the Plan, the Seller shall give JPMS notice of such restriction as soon as practicable (such notice, a "Required Termination Notice"). Such Required Termination Notice shall not include any information about the nature of the restriction or its applicability to the relevant entity.

    (c)   The Seller shall be solely responsible for any sales made by JPMS in accordance with the Plan as the Seller's agent prior to the termination of the Plan. In addition, if JPMS receives notice of termination (including any Required Termination Notice) or of any of the termination events listed in clauses (iii) through (vi) of paragraph (a) above, JPMS shall nevertheless be entitled to make, and the Seller shall be solely responsible for, a sale hereunder pursuant to an offer made before such notice was received by JPMS, except to the extent such sale is cancelable by JPMS prior to its execution without undue burden or expense.

(d)   Sections 6 and 8 of this Letter Agreement shall survive any termination hereof.

3.   Selling Procedures.

(a)   On each Trading Day during the Plan Period on which no Market Disruption Event (as defined below) occurs, JPMS shall use commercially reasonable efforts to sell as agent for the Seller and for the account of the Seller the number of Securities that JPMS is able, subject to market conditions and principles of best execution, to sell as agent for the Seller and for the account of the Seller on such Trading Day using commercially reasonable means in accordance with the Plan guidelines set forth in Annex A hereto. JPMS may sell Securities on the principal exchange on which the Securities are traded (the "Principal Market"), any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise. Any numbers of Securities to be sold (and any corresponding sale price limits or ranges) set forth in Annex A shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Securities, or any merger, acquisition or change in capitalization with respect to the Issuer pursuant to which the outstanding shares of Issuer common stock are to be exchanged for or converted into other common equity securities of the Issuer, in each case that occurs during the term of this Letter Agreement, as determined by JPMS in good faith and a commercially reasonable manner.

A "Trading Day" is any day during the Plan Period that the Principal Market is open for business and the Securities trade regular way on the Principal Market.

"Market Disruption Event" means that (i) there occurs any material (as reasonably determined by JPMS) suspension of or limitation on trading by the Principal Market, (ii) there occurs any event that materially (as reasonably determined by JPMS) disrupts or impairs the ability of market participants in general to effect transactions in or obtain market values for the Securities or futures or options contracts on the Securities or (iii) the Principal Market closes prior to its scheduled closing time for such Trading Day.

(b)   In the event that JPMS, in its reasonable discretion based on advice of counsel, determines that it is appropriate with regard to any legal, regulatory or self-regulatory requirements or related internal policies and procedures (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by JPMS) for JPMS to refrain from selling Securities or to sell fewer than the number of Securities otherwise specified in the instructions provided by the Seller on any day, then JPMS may, in its sole discretion, elect that the number of Securities sold shall be reduced for such day to an amount determined by JPMS in order to comply with such requirements. JPMS will, to the extent permitted and practicable, promptly notify the Seller if it refrains from selling Securities or sells fewer than the number of Securities otherwise specified pursuant to this paragraph 3(b).

(c)   Any Securities sold pursuant to the Plan shall be sold under ordinary principles of best execution at the then-prevailing market price. Subject to the terms of the Plan as set forth herein (including Annex A hereto), JPMS shall have full discretion with respect to the execution of all sales, and the Seller acknowledges and agrees that the Seller does not have, and shall not attempt to exercise, any influence over how, when or whether sales of Securities are affected pursuant to the Plan. The Seller acknowledges and agrees that, in selling Securities pursuant to the Plan, JPMS will be an independent contractor and will not be acting as the Seller's trustee or fiduciary or in any similar capacity.

4.   Delivery of Securities to be Sold and Proceeds of Sold Securities; Monitoring Procedures. Seller shall deliver all Securities that may be sold pursuant to the Plan into an account at JPMS in the Seller's name prior to the Start Date. JPMS shall have no obligation to sell any Securities that have not been delivered as provided herein. The proceeds of Securities sold, netted against any applicable fees, shall be paid to the Seller within one standard settlement cycle after the sale. On any day on which JPMS sells Securities hereunder, JPMS shall provide a daily email report confirming sales of Securities to the Seller and to such

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other persons or agents of the Seller as the Seller shall designate. Such report shall include the specific price and number of shares sold at each such specific price for the Seller.

5.   Commission. The Seller agrees to pay to JPMS a fee of $.02 per share for the Securities sold pursuant to the terms of this Letter Agreement.

6.   Representations, Warranties and Agreements. The Seller represents and warrants to, and agrees with, to JPMS as follows:

(a)   This Letter Agreement and the transactions contemplated herein have been duly authorized by the Seller and have been approved, to the extent required, pursuant to or under any and all applicable policies and procedures of the Issuer applicable to sales of Securities by the Seller; this Letter Agreement is the valid and binding agreement of the Seller, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles; performance of the transactions contemplated herein will not violate any law, rule, regulation, order, judgment or decree applicable to the Seller or conflict with or result in a breach of or constitute a default under any agreement or instrument to which the Seller is a party or by which it or any of its property is bound or its certificate of incorporation or by-laws; and no governmental, administrative or official consent, approval or authorization is required for performance of the transactions contemplated herein.

(b)   As of the date of this Letter Agreement, the Seller is not aware of any material nonpublic information concerning the Securities or the business, operations or prospects of the Issuer. The Seller shall deliver or cause to be delivered to JPMS, on or prior to the Start Date, a communication from the Issuer confirming that the Issuer's trading window is open as of the date hereof and that the Issuer's counsel has reviewed the form of Letter Agreement and the Plan and is not aware of any issues that would prohibit Seller from entering into such Letter Agreement or the Plan.

(c)   The Seller is engaging JPMS and entering into this Letter Agreement and the Plan in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws, including, without limitation, Rule 10b-5 under the Exchange Act. Until this Letter Agreement is terminated, the Seller agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the Securities.

(d)   The Seller is not entering into this Letter Agreement to create actual or apparent trading activity in the Securities (or any security convertible into or exchangeable for the Securities) or to raise or depress the price of the Securities (or any security convertible into or exchangeable for the Securities) for the purpose of inducing others to buy or sell Securities, and will not engage in any other securities or derivative transaction to such ends.

(e)   During the term of this Letter Agreement, neither the Seller nor its officers or employees shall, directly or indirectly, disclose to any person at JPMS effecting sales under the Plan any material nonpublic information regarding the Issuer or the Securities or any information regarding the Issuer or the Securities that could reasonably be expected to influence the execution of the Plan.

(f)   The Seller acknowledges that JPMS is a "financial institution" and "financial participant" within the meaning of Sections 101(22) and 101(22A), respectively, of Title 11 of the United States Code (the "Bankruptcy Code"). The parties hereto further agree and acknowledge that each transaction under this Letter Agreement is intended to be a "securities contract" as defined in Section 741(7) of the Bankruptcy Code and each payment or delivery of cash, Securities or other property or assets hereunder is a "settlement payment" within the meaning of Section 741(8) of the Bankruptcy Code, and the parties hereto are to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 362(b)(27), 362(o), 546(e), 546(j), 555 and 561 of the Bankruptcy Code.

(g)   The Seller shall be solely responsible for compliance with all statutes, rules and regulations applicable to the Seller and the transactions contemplated hereby, including, without limitation, reporting and filing requirements. The Seller acknowledges and agrees that it is not relying, and has not relied, upon

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JPMS or any affiliate of JPMS with respect to the legal, accounting, tax or other implications of the Plan and the transactions contemplated thereby and that it has conducted its own analyses of the legal, accounting, tax and other implications hereof. JPMS has made no representation and has no obligation with respect to whether the Plan or the transactions contemplated thereunder qualify for the affirmative defense provided by Rule 10b5-1.

(h)   The Seller acquired and made full payment for the Securities that may be sold pursuant to the Plan prior to December 20th 2013. The Securities to be sold under the Plan are owned free and clear by the Seller and are not subject to any liens, security interests or other encumbrances or limitations on dispositions, other than any such limitations arising as a result of the fact that Seller may be an "affiliate", as that term is defined in Rule 144 under the Securities Act of 1933 ("Rule 144"), of the Issuer.

(i)   Other than the shares of the Issuer that the Seller has disclosed to JPMS that the Seller has sold during the past three months, from the date three months prior to the Start Date until the end of the Plan Period, neither the Seller nor any person who would be considered to be the same "person" as the Seller or "act[ing] in concert" with the Seller (as such terms are used in clauses (a)(2) and (e)(3)(vi) of Rule 144) has sold or hedged or will, without the written consent of JPMS (not to be unreasonably withheld or delayed), sell or hedge (through swaps, options, short sales or otherwise) any long position in, any Securities. The Seller has not solicited or arranged for the solicitation of, and will not solicit or arrange for the solicitation of, orders to buy Securities in anticipation of or in connection with any sales of Securities that JPMS (or an affiliate of JPMS) may effect under the Plan. Except as provided herein, the Seller has not made or arranged for, and will not make or arrange for, any payment to any person in connection with any sales of Securities that JPMS (or an affiliate of JPMS) may effect under the Plan. The Seller does not know or believe that the Issuer has not complied with the reporting requirements set forth in Rule 144(c)(1). For the purposes of this paragraph, Securities shall be deemed to include securities convertible into or exchangeable or exercisable for Securities.

(j)   The Seller shall file or cause to be filed, on the date hereof and in the manner contemplated by Rule 144(h), a notice on Form 144 relating to the Plan contemplated hereby in form and substance that JPMS has informed the Seller is acceptable to JPMS.

(k)   The Seller is and, after giving effect to the Plan, will be in compliance with its reporting obligations under Section 16 and Section 13 of the Exchange Act, and the Seller will notify JPMS of the filing of any report thereunder in respect of the Plan promptly upon filing thereof.

7.   <u>Other Sales by JPMS</u>. Nothing herein shall preclude the sale by JPMS of Securities for JPMS's own account, or the solicitation or execution of purchase or sale orders of Securities for the account of JPMS's clients.

8.   <u>Indemnification</u>. The Seller shall indemnify JPMS and its affiliates against any liabilities or expenses (including reasonable attorney's fees and disbursements), or actions in respect of any liabilities or expenses, arising from the services furnished pursuant to this Letter Agreement including, but not limited to, liabilities and expenses arising by reason of any violation or alleged violation of any state or federal securities laws, except to the extent such liabilities or expenses result from the gross negligence, bad faith or willful misconduct of JPMS or its affiliates. The Seller shall also promptly reimburse JPMS and its affiliates for all expenditures (including reasonable attorney's fees and disbursements) made to investigate, prepare or defend any action or claim in respect of any such liability or expense, regardless of whether any litigation is pending or threatened against JPMS or its affiliates.

9.   <u>Amendment, Modification, Waiver or Termination</u>. Any amendment, modification or waiver n of this Letter Agreement or the Plan must be effected in accordance with the requirements for the amendment of a "plan" as defined in paragraph (c) of Rule 10b5-1. Without limiting the generality of the foregoing, any amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act, and no such amendment or modification shall be made at any time at which the Seller is aware of any material nonpublic information concerning the Issuer or the Securities. The Seller acknowledges and agrees that any action taken by it that

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results in the termination of the Plan pursuant to Section 2 is subject to the principles set forth in this section.

10.   Notices. Any written communication shall be sent to the address specified below: and shall become effective upon receipt:

     (a)   if to JPMS, to it at

          J.P. Morgan Securities LLC
          383 Madison Avenue, 5th Floor
          Attn: James F. Smith
          Telephone: (212) 622-2922 Fax: (917) 464-8885

or at such other address as may from time to time be designated by notice to the Seller in writing; and

     (b)   if to the Seller, to it at

          Starboard Value LP
          777 Third Avenue, 18th Floor
          New York, New York 10017
          Attn: Mark R. Mitchell / Christian Mignone
          Telephone: (212) 845-7988 Fax: (212) 845-7989
          E-mail: mmitchell@starboardvalue.com / cmignone@starboardvalue.com

or at such other address as may from time to time be designated by notice to JPMS in writing.

11.   Assignment. Neither party may assign its rights and obligations under this Letter Agreement to any other party; *provided* that JPMS may assign its rights and obligations under this Letter Agreement to any subsidiary of J.P. Morgan Chase & Co.

12.   Governing Law. This Letter Agreement and any claim, controversy or dispute arising hereunder or relating hereto shall be governed by and construed in accordance with the law of the State of New York. The parties hereto irrevocably submit to the exclusive jurisdiction of the federal and state courts located in the Borough of Manhattan, in the City of New York in any suit or proceeding arising out of or relating to this Letter Agreement or the transactions contemplated hereby. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

13.   Counterparts. This Letter Agreement may be executed in one or more counterparts, each of which shall be regarded as an original and all of which shall constitute one and the same document.

If the foregoing correctly sets forth our agreement, please sign the form of acceptance below.

J.P. MORGAN SECURITIES LLC

By: _____

Name: Jemil Salih
Title: Executive Director

Agreed to and accepted as of:

STARBOARD VALUE LP

By: Starboard Value GP LLC,
    its general partner

By: _____
Name: Kenneth R. Marlin
Title: Authorized Signatory